UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Forte Biosciences Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34962G109

(CUSIP Number)

ERIC SHAHINIAN

CAMAC PARTNERS, LLC

350 PARK AVENUE, 13TH FLOOR

NEW YORK, NEW YORK 10022

(914) 629-8496

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 25, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Camac Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,812,712
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,812,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,812,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Camac Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,812,712
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,812,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,812,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Camac Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,812,712
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,812,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,812,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Eric Shahinian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,812,712
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,812,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,812,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Michael G. Hacke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

McIntyre Partnerships, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,824
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

39,824
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

McIntyre Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,824
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

39,824
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

McIntyre Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,824
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

39,824
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

McIntyre Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,824
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

39,824
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Chris McIntyre
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,824
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

39,824
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 34962G109

This Amendment No.5 (this “Amendment”) amends and supplements the Schedule 13D filed on August 1, 2022, as amended on August 8, 2022, August 17, 2022, September 28, 2022 and February 21, 2023, with the Securities and Exchange Commission, by the Reporting Persons (defined below) with respect to the Common Stock of Forte Biosciences Inc. (the “Issuer” or the “Company”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

(a)	This Schedule 13D is filed by:

(i)	Camac Partners, LLC, a Delaware limited liability company (“Camac Partners”);
(ii)	Camac Capital, LLC, a Delaware limited liability company (“Camac Capital”);
(iii)	Camac Fund, LP, a Delaware limited partnership (“Camac Fund”);
(iv)	Eric Shahinian, as the manager of Camac Capital;
(v)	Michael G. Hacke;
(vi)	McIntyre Partnerships, LP, a Delaware limited partnership (“McIntyre Partnerships”);
(vii)	McIntyre Capital GP, LLC, a Delaware limited liability company (“McIntyre GP”);
(viii)	McIntyre Capital Management, LP, a Delaware limited partnership (“McIntyre Capital”);
(ix)	McIntyre Capital Management GP, LLC, a Delaware limited liability company (“McIntyre IM GP”); and
(x)	Chris McIntyre.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The address of the principal office of each of Camac Partners, Camac Capital, Camac Fund and Mr. Shahinian is 350 Park Avenue, 13th Floor, New York, NY 10022. The address of the principal office of Mr. Hacke is c/o Steel City Capital Investments, LLC, 820 Ridgeview Drive, Pittsburgh, PA 15228. The address of the principal office of each of McIntyre Partnerships, McIntyre GP, McIntyre Capital, McIntyre IM GP and Mr. McIntyre is c/o McIntyre Partnerships, LP, 433 Broadway, Suite 633, New York, NY 10013.

(c)	The principal business of Camac Fund is investing in securities. The principal business of Camac Partners is serving as the investment manager of Camac Fund. The principal business of Camac Capital is serving as the managing member of Camac Partners and the general partner of Camac Fund. The principal occupation of Mr. Shahinian is serving as the manager of Camac Capital. The principal occupation of Mr. Hacke is serving as the managing member of Steel City Capital Investments, LLC, the general partner of Steel City Capital, LP, a long-biased investment partnership which employs a value-oriented investing strategy. The principal business of McIntyre Partnerships is investing in securities. The principal business of McIntyre GP is serving as the general partner of McIntyre Partnerships. The principal business of McIntyre Capital is serving as the investment manager of McIntyre Partnerships. The principal business of McIntyre IM GP is serving as the general partner of McIntyre Capital. The principal occupation of Mr. McIntyre is serving as Chief Investment Officer and managing partner of McIntyre Partnerships and as the Managing Member of each of McIntyre GP and McIntyre IM GP.

12

CUSIP No. 34962G109

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Camac Partners, Camac Capital, Camac Fund, McIntyre Partnerships, McIntyre GP, McIntyre Capital and McIntyre IM GP are organized under the laws of Delaware. Messrs. Shahinian, Hacke and McIntyre are citizens of the United States of America. Mr. McIntyre is also a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The shares of Common Stock purchased by Camac Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,812,712 shares of Common Stock beneficially owned by Camac Fund is approximately $2,271,387, including brokerage commissions.

The shares of Common Stock purchased by McIntyre Partnerships were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 39,824 shares of Common Stock beneficially owned by McIntyre Partnerships is approximately $41,161, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)       The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 21,051,195 shares of Common Stock outstanding as of May 11, 2023, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023.

As of the date hereof, Camac Fund beneficially owned 1,812,712 shares of Common Stock, constituting approximately 8.6% of the shares of Common Stock outstanding. Camac Partners, as investment manager of Camac Fund, may be deemed to beneficially own the 1,812,712 shares of Common Stock owned by Camac Fund, constituting approximately 8.6% of the shares of Common Stock outstanding. Camac Capital, as the managing member of Camac Partners and the general partner of Camac Fund, may be deemed to beneficially own the 1,812,712 shares of Common Stock owned by Camac Fund, constituting approximately 8.6% of the shares of Common Stock outstanding. Mr. Shahinian, as the manager of Camac Capital, may be deemed to beneficially own the 1,812,712 shares of Common Stock owned by Camac Fund, constituting approximately 8.6% of the shares of Common Stock outstanding.

As of the date hereof, Mr. Hacke does not beneficially own any shares of Common Stock, constituting 0% of the shares of Common Stock outstanding.

13

CUSIP No. 34962G109

As of the date hereof, McIntyre Partnerships beneficially owned 39,824 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding. McIntyre GP, as the general partner of McIntyre Partnerships, may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships, constituting less than 1% of the shares of Common Stock outstanding. McIntyre Capital, as the investment manager of McIntyre Partnerships, may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships, constituting less than 1% of the shares of Common Stock outstanding. McIntyre IM GP, as the general partner of McIntyre Capital, may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships, constituting less than 1% of the shares of Common Stock outstanding. Mr. McIntyre, as the Managing Member of each of McIntyre GP and McIntyre IM GP, may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships, constituting less than 1% of the shares of Common Stock outstanding.

As of the date hereof, the Reporting Persons collectively beneficially owned an aggregate of 1,852,536 shares of Common Stock constituting approximately 8.8% of the shares of Common Stock outstanding.

(b)       By virtue of their respective relationships with Camac Fund, each of Camac Partners, Camac Capital, and Mr. Shahinian may be deemed to have shared power to vote and dispose of the shares of Common Stock reported owned by Camac Fund.

By virtue of their respective relationships with McIntyre Partnerships, each of McIntyre GP, McIntyre Capital, McIntyre IM GP and Mr. McIntyre may be deemed to have shared power to vote and dispose of the shares of Common Stock reported owned by McIntyre Partnerships.

(c)       Schedule A annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On May 25, 2023, McIntyre Partnerships, McIntyre GP, McIntyre Capital and McIntyre IM GP entered into a Joinder Agreement (the “Joinder Agreement”) to that certain Joint Filing and Solicitation Agreement, dated February 17, 2023, pursuant to which such parties agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each party of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer. A copy of the Joinder Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1	Joinder Agreement, dated May 25, 2023.

14

CUSIP No. 34962G109

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: May 25, 2023

CAMAC FUND, LP

By:	Camac Capital, LLC its General Partner

By:	/s/ Eric Shahinian
	Name:	Eric Shahinian
	Title:	Manager

CAMAC PARTNERS, LLC

By:	Camac Capital, LLC its Managing Member

By:	/s/ Eric Shahinian
	Name:	Eric Shahinian
	Title:	Manager

CAMAC CAPITAL, LLC

By:	/s/ Eric Shahinian
	Name:	Eric Shahinian
	Title:	Manager

/s/ Eric Shahinian
Eric Shahinian Individually and as attorney-in-fact for Michael G. Hacke

15

CUSIP No. 34962G109

MCINTYRE PARTNERSHIPS, LP

By:	McIntyre Capital GP, LLC its General Partner

By:	/s/ Chris McIntyre
	Name:	Chris McIntyre
	Title:	Managing Member

MCINTYRE CAPITAL GP, LLC

By:	/s/ Chris McIntyre
	Name:	Chris McIntyre
	Title:	Managing Member

MCINTYRE CAPITAL MANAGEMENT, LP

By:	McIntyre Capital Management GP, LLC its General Partner

By:	/s/ Chris McIntyre
	Name:	Chris McIntyre
	Title:	Managing Member

MCINTYRE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Chris McIntyre
	Name:	Chris McIntyre
	Title:	Managing Member

/s/ Chris McIntyre
Chris McIntyre

16

CUSIP No. 34962G109

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 4 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased	Price ($)	Date of Purchase

MCINTYRE PARTNERSHIPS, LP

Purchase of Common Stock	6,506	1.0300	02/22/2023
Purchase of Common Stock	6,230	1.0370	02/23/2023
Purchase of Common Stock	6,662	1.0300	02/24/2023
Purchase of Common Stock	3,447	1.0300	02/27/2023
Purchase of Common Stock	10,000	1.0400	03/01/2023
Purchase of Common Stock	6,979	1.0297	03/02/2023